UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement and Completion of Initial Public Offering

On March 22, 2023, the registration statement (File No. 333-267077) (the “Registration Statement”) relating to the initial public offering (“IPO”) of CBL International Limited (the “Company”) was declared effective by the Securities and Exchange Commission. In connection therewith, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Pacific Century Securities, LLC (as representatives of the underwriters named therein), dated March 22, 2023, attached as Exhibit 1.1 hereto and incorporated herein by reference.

On March 27, 2023, the Company consummated the IPO of 3,325,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $4.0 per share (the “Offering Price”), pursuant to the Underwriting Agreement. The underwriters were granted a 45-day option to purchase up to additional 498,750 Ordinary Shares to cover over-allotments, if any. The underwriters exercised their over-allotment option in part and, on March 23, 2023, the underwriters purchased an additional 425,000 Ordinary Shares at the Offering Price.

Other Events.

On March 23, 2023, in connection with the IPO, the Company filed its Second Amended and Restated Memorandum of Association and Amended and Restated Articles of Association (the “Articles”) with the Registrar of Companies in Cayman Islands, copies of which are attached as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated by reference herein.

On March 22, 2023, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report. On March 27, 2023, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement dated March 22, 2023
3.1	Second Amended and Restated Memorandum of Association of the Company
3.2	Amended and Restated Articles of Association of the Company
99.1	Press Release, dated March 22, 2023
99.2	Press Release, dated March 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: March 28, 2023	Title:	Chief Executive Officer